Exhibit (a)(3)

Description of Offer

DESCRIPTION OF OFFER TO EXCHANGE

CERTAIN ELIGIBLE

COMMON STOCK WARRANTS OF THE COMPANY

1.	Number of Warrants; Expiration Date
2.	Purpose of the Offer
3.	Procedures for Tendering Warrants
4.	Withdrawal Rights
5.	Acceptance of Warrants for Exchange and Exercise of Exchanged Warrants
6.	Conditions of the Offer
7.	Price Range of Common Stock Underlying the Warrants
8.	Terms of Exchanged Warrants; Source and Amount of Consideration
9.	Information Concerning WARP
10.	Interests of Directors and Officers
11.	Status of Warrants Acquired by Us in the Offer
12.	Legal Matters; Regulatory Approvals
13.	Tax Consequences
14.	Extension of Offer; Termination; Amendment
15.	Fees and Expenses
16.	Additional Information
17.	Miscellaneous

1. Number of Warrants; Expiration Date

There are 11,565,900 Original Warrants that are eligible for the Program. 10,065,900 of such Original Warrants were issued on November 4, 2003 with an original exercise price of $0.33 per share and 1,500,000 of such Original Warrants were issued on January 9, 2004 with an original exercise price of $0.36 per share.

The Expiration Date of this Offer to Exchange is Friday, March 5, 2004.

2. Purpose of the Offer

The purpose of the Offer to Exchange is to provide Warrant holders with the opportunity to immediately obtain the Company’s Common Stock based on a lower exercise price and to provide the Company funds obtained through exercise of such warrants. The funds obtained will be used by the Company as working capital.

3. Procedures for Tendering Warrants

You may choose to participate in the Program by tendering all of your Original Warrants or you may partially participate in the Program, in which case the portion of your Original Warrants that you choose to exclude from the Program will remain in full force and effect, as originally issued. If you choose to participate in the Program you must tender (i) your Original Warrants; (ii) a properly completed and duly executed Election to Participate (indicating how many of your Original Warrants are to be exchanged for the Exchanged Warrants); and (iii) cash in the amount equal to $0.15 times the number of Exchanged Warrants you are requesting. These items must be properly delivered on or prior to the Expiration Date. The Election to Participate must be properly completed and delivered to: WARP Technology Holdings, Inc., 708 3rd Avenue, 6th Floor, New York, N.Y. 10017 Attn: Gus Bottazzi, tel. no. (866) 223-6456. The cash tendered may be in the form of a check mailed with the Election to Participate or may be tendered by wire transfer in accordance with the Wire Transfer Instructions included with the Election to Participate.

THE METHOD OF DELIVERY OF ALL DOCUMENTS IS AT YOUR ELECTION AND RISK. IF YOU DELIVER BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY ON OR PRIOR TO THE EXPIRATION DATE.

We will determine, in our sole discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of Original Warrants. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of warrants that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept properly and timely tendered warrants that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular warrants or any particular warrant holder. No tender of warrants will be deemed to have been properly made until all defects or irregularities have been cured by the tendering warrant holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

Your tender of Original Warrants pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer.

4. Withdrawal Rights

If you change your mind and do not want to participate in the Program, you may submit the Notice of Withdrawal to the Company at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. If you properly withdraw prior to the Expiration Date, the cash you have tendered and your Original Warrants will be returned to you by the Company as soon as practicable. Following the Expiration Date you cannot withdraw and you cannot get your tendered cash or your Original Warrants back.

5. Acceptance of Warrants for Exchange and Exercise of Exchanged Warrants

The Company will use the cash you have tendered to exercise the Exchanged Warrants and will issue the Common Stock to you, effective as of Monday, March 8, 2004. The Company will deliver the Common Stock to you as soon as practicable thereafter. If you have chosen to partially participate in the Program by keeping some Original Warrants and exchanging some for Exchanged Warrants, the Company will use the cash you have tendered to exercise the Exchanged Warrants and will issue Common Stock to you, effective as of Monday, March 8, 2004 and will issue you a new Original Warrant for the amount of Original Warrants you have chosen to exclude from the Program. The Company will deliver the Common Stock and the new Original Warrant to you as soon as practicable thereafter.

6. Conditions of the Offer

The Offer is subject to a number of other conditions with regard to events that could occur prior to the Expiration Date. These events include a change in accounting principles, a lawsuit challenging the Offer, a third-party offer for our Common Stock or an acquisition proposal. In the event that the Company determines, in its sole discretion, that there is a change in the Company’s business condition (financial or other), assets, income, operations, prospects or stock ownership that impairs or may impair the contemplated benefits of the Offer, the Company may, at any time prior to the Expiration Date, cancel the Offer. In the event that the Offer is cancelled by the Company, any cash that you have tendered together with your Original Warrants will be returned to you as soon as practicable.

7. Price Range of Common Stock Underlying the Warrants

	High price for Quarter	Low price for Quarter
Quarter ended December 31, 2003	$0.29	$0.175
Quarter ended September 30, 2003	0.34	0.15
Quarter ended June 30, 2003	1.52	0.31
Quarter ended March 31, 2003	3.92	1.30
Quarter ended December 31, 2002	3.80	1.38
Quarter ended September 30, 2002	1.38	0.88
Quarter ended June 30, 2002	0.98	0.30
Quarter ended March 31, 2002	0.30	0.05

8. Terms of Exchanged Warrants; Source and Amount of Consideration

Subject to the terms of this Offer to Exchange, we will accept up to 11,565,900 Original Warrants for exchange. In consideration for the Original Warrants we will issue the Exchanged Warrants, which are immediately exercisable for Common Stock at an exercise price of $0.15 per share. The Exchanged Warrants will have the same terms as the Original Warrants except that (i) the Exchanged Warrants will be immediately exercisable and (ii) the exercise price of the Exchanged Warrants is $0.15 per share.

The aggregate consideration that we could receive for the exercise of the Exchanged Warrants is $1,734,885.00. The total number of shares of Common Stock issuable upon exercise of the Exchanged

Warrants is 11,565,900 shares of Common Stock. As of February 2, 2004 we had 72,262,586 shares of outstanding Common Stock. As such, the total number of shares of Common Stock which would be issuable if all of the eligible Original Warrants are tendered for new Exchanged Warrants would equal approximately 17% of the Company’s currently outstanding Common Stock.

9. Information Concerning WARP

WARP is an information technology company that produces a series of application acceleration products that improve the speed and efficiency of transactions and information requests that are processed over Internet and Intranet network systems. The Company’s GTEN suite of hardware and software products and technologies is designed to accelerate network applications, reduce network congestion, and reduce the cost of expensive server deployments for enterprises engaged in high volume network activities. The goal of the Company is to become the de facto standard in the application acceleration marketplace.

WARP was incorporated in the State of Nevada on June 26, 2000. Our Common Stock trades on the OTC Bulletin Board under the trading symbol “WRPT”.

The financial information included in our annual report Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003, filed with the Securities and Exchange Commission on October 14, 2003, and in our Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 14, 2003, are incorporated by reference. To obtain copies of these filings, you can contact Gus Bottazzi, WARP Technology Holdings, Inc., 708 3rd Avenue, 6th Floor, New York, N.Y. 10017 Attn:, tel. no. (866) 223-6456.

10. Interests of Directors and Officers

A list of our executive officers and directors, as of February 2, 2004 is included in the chart below. None of our directors or executive officers own any Original Warrants that are eligible for the Offer to Exchange. There have been no agreements, arrangements or understandings between us and any of our directors, executive officers or any other person relating to the eligible Original Warrants.

Executive Officers	Position
Malcolm Coster	Director, Chairman
Gus Bottazzi	CEO, President, Director
John Gnip	Secretary, Director
Greg Parker	Chief Technology Officer, Director

11. Status of Warrants Acquired by Us in the Offer

Original Warrants tendered to us pursuant to the Offer will be cancelled as of March 8, 2004. The Exchanged Warrants will be issued by the Company and immediately exercised for shares of Common Stock effective as of Monday, March 8, 2004.

12. Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit material to our business that might be adversely affected by our exchange of Original Warrants and issuance of Exchanged Warrants and the Common Stock issuable upon the exercise of the Exchanged Warrants. We are not aware of any approval or other action by any government or governmental, administrative, or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our warrants as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of warrants for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained without substantial conditions, or obtained at all. The failure to obtain any such approval or other action might result in adverse consequences to our business. Our obligation under the Offer to accept tendered warrants for exchange and to issue new warrants for tendered warrants is subject to the conditions of the Offer, including the conditions described in Section 6.

13. Tax Consequences

If you exchange all or any portion of your Original Warrants for Exchanged Warrants, we believe that you will not be required under current law to recognize income for federal income tax purposes at the time of the exchange. We recommend that you consult with your own tax advisor with regard to the possibility of any federal, state, local or other tax consequences of the Offer and the tendering of Original Warrants pursuant to the Offer.

14. Extension of Offer; Termination; Amendment

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay the acceptance for exchange of Original Warrants by giving oral or written notice of such extension to the warrant holders by making a public announcement thereof.

We also expressly reserve the right, in our reasonable judgment, prior to the Expiration Date to terminate or amend the Offer and to postpone our acceptance and cancellation of Original Warrants tendered for exchange upon the occurrence of any of the conditions listed in Section 6, by giving oral or written notice of such termination or postponement to the warrant holders by making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of warrants tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must return the tendered Original Warrants and the cash tendered for exercise promptly after termination or withdrawal of a tender offer.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. If the Offer is scheduled to expire at any time earlier than the tenth business day following the date we publish notice or otherwise inform you in writing of the foregoing actions, then we will extend the Offer so that the expiration date is no earlier than the tenth business day following the date we publish notice or otherwise inform you in writing.

15. Fees and Expenses

We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of Original Warrants pursuant to this Offer to Exchange.

16. Additional Information

We recommend that you review the Schedule TO, including its exhibits, and the materials incorporated by reference before making a decision on whether to tender your Original Warrants. To obtain additional information or additional copies of the Schedule TO or the material incorporated by reference, you can contact Gus Bottazzi, WARP Technology Holdings, Inc., 708 3rd Avenue, 6th Floor, New York, N.Y. 10017, tel. no. (866) 223-6456.

17. Miscellaneous

This Offer to Exchange and our Securities and Exchange Commission reports referred to above include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Except for the historical information contained herein, the matters discussed in this Offer to Exchange are forward-looking statements involving risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. The documents filed by WARP with the Securities and Exchange Commission, including our Annual Report on Form 10-KSB filed on October 14, 2003 and our Quarterly Report on Form 10-QSB filed on November 14, 2003, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements.

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the warrant holders residing in such jurisdiction.